Reclassification of Capital Accounts: The Fund accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2: Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by
Investment Companies. The effect of applying this statement was to increase undistributed net investment income and increase accumulated net realized loss by $41,131 due to the sale of securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by this change.